Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated December 11, 2009, with respect to the consolidated balance sheets of Lee Enterprises, Incorporated (the Company) as of September 27, 2009 and September 28, 2008, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the 52-week periods then ended, incorporated herein by reference.

Our report is based on our audits and the report of other auditors and states that effective September 27, 2009, the Company changed the measurement date of its pension and postretirement obligations to the date of the fiscal year-end balance sheet in accordance with ASC Topic 715, Retirement Plans, and effective October 1, 2007, changed its method of accounting for uncertain tax positions in accordance with ASC Topic 740, Income Taxes.

/s/ KPMG LLP

Chicago, Illinois
June 30, 2010